Exhibit 99.1

TRIPLE P REPORTS FIRST QUARTER 2005 RESULTS

•    Improved first quarter, break even achieved

May 12, 2005 - Vianen, The Netherlands.  Triple P N.V. (NASDAQ SCM: TPPP), announced that it closed the first quarter of 2005 with net revenues of EUR 15.0 million and net income of EUR 42,000.

Net revenues for the first quarter of 2005 were EUR 15.0 million, a decrease of 13.1% compared to the same period last year.

The decrease in net revenues was fully offset by the effects of a cost saving program adopted in 2004.

As Triple P is in the process of refocusing its strategy towards higher margin activities, it has deployed resources to focus on analyzing and developing strategic initiatives for these activities and engaging in pre-sales consulting activities. The costs of these efforts are included in the cost of revenues. Principally as a result of these expenditures, gross margin decreased from 16.7% to 15.5%.

Operating expenses decreased by EUR 0.8 million, or 25.7%, compared to the same period last year. This decrease is primarily due to the cost savings attributable to the 2004 restructuring.

As a result, we recognized a net income of EUR 42,000 at March 31, 2005, an increase of EUR 304,000 compared to the loss of EUR 262,000 in the quarter ending March 31, 2004.

Key figures for the first quarter (amounts in millions of euros unless otherwise indicated)	1st quarter 2004	1st quarter 2005	Diff.
	EUR	EUR	%
Net revenues	17.3	15.0	-13.1%
Gross margin	16.7%	15.5%	-6.9%
Operating expenses	3.1	2.3	-25.7%
Net income (loss)	(0.3)	0.0	n/a

Strengthening equity

The Company’s cash position was EUR 5.0 million at March 31, 2005, compared to EUR 6.5 million at December 31, 2004. The Company continues to evaluate alternatives to improve its cash position.

At the annual shareholders meeting to be held in June 2005, we will request that the shareholders approve a proposed subordinated loan of approximately EUR 1.5 million, repayable in 20 quarterly installments. It is expected that shareholders that are not U.S. persons will be provided the right to participate in any such financing.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

- Tables follow -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands except number of shares and per share amounts)

	December 31,	March 31,
	2004	2005
	EUR	EUR
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,495	5,027
Restricted cash	12	12
Accounts receivable	9,706	9,838
Inventories	1,948	2,119
Prepaid expenses and other current assets	2,317	2,896
Total current assets	20,478	19,892

NON-CURRENT ASSETS:
Property and equipment, at cost	2,329	2,355
Less: accumulated depreciation and amortization	1,448	1,584
Net property and equipment	881	771
Total non-current assets	881	771
Total assets	21,359	20,663

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	119	119
Accounts payable	8,105	7,122
Accrued liabilities	6,446	6,877
Customer deposits	1,154	108
Deferred revenue	3,034	4,070
Restructuring reserve	964	557
Total current liabilities	19,822	18,853

LONG-TERM LIABILITIES:
Pension obligations	434	434
Other long-term liabilities	461	692
Total long-term liabilities	895	1,126
Total liabilities	20,717	19,979

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share Authorised - 43,750,000 shares Outstanding - 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(53,603)	(53,561)
Accumulated other comprehensive loss	(267)	(267)
Total shareholders’ equity	642	684
Total liabilities and shareholders’ equity	21,359	20,663

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months ended
	March 31
	2004	2005
	EUR	EUR
	(unaudited)	(unaudited)

Net revenues	17,255	15,001
Cost of revenues	14,381	12,674
Gross profit	2,874	2,327

Sales and marketing expense	1,769	1,397
General and administrative expense	1,338	911
Total operating expenses	3,107	2,308

Operating income (loss)	(233)	19

Interest income (expense)	(9)	6
Other, net	(20)	17
Total other income (expense), net	(29)	23

Net income (loss)	(262)	42

Net Income per share:
Basic	(0.01)	0.00
Diluted	(0.01)	0.00

Weighted average shares outstanding:
Basic	30,469	30,469
Diluted	30,469	30,719